[redacted]

14007553

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

❑ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to ______________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Roper Employee Voluntary Stock Ownership Plan
Roper Corporation
1507 Broomtown Road
LaFayette, GA 30728

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Roper Employee Voluntary Stock Ownership Plan)

Date ______June 13, 2014___

Rhonda Beasley
(Signature)*
Name: Rhonda Beasley
Title: HR manager

**Print name and title of the signing official under the signature.*

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

December 31, 2013 and 2012

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.

KPMG LLP
515 Broadway
Albany, NY 12207-2974

Report of Independent Registered Public Accounting Firm

Plan Administrator
Roper Employee Voluntary Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of Roper Employee Voluntary Stock Ownership Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 13, 2014

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2013 and 2012

	2013	2012
Assets:		
Investments at fair value (notes 3 and 4)	$ 93,086,385	$ 73,019,089
Notes receivable from participants	2,008,147	2,023,481
Employee contributions receivable	95,007	—
Employer contributions receivable	67,492	—
Accrued dividends and interest	528,971	445,289
Total assets	95,786,002	75,487,859
Liabilities:		
Payable for excess contributions	106,765	94,660
Net assets available for plan benefits	$ 95,679,237	$ 75,393,199

See accompanying notes to financial statements.

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:		
Investment income:	$ 19,676,501	$ 9,239,610
Net appreciation in fair value of investments (note 3)	2,180,595	2,006,359
Dividend and interest income	21,857,096	11,245,969
Interest on notes receivable from participants	100,611	82,026
Contributions:		
Employee	2,612,675	2,149,337
Employer	2,514,930	2,186,833
	5,127,605	4,336,170
Total additions	27,085,312	15,664,165
Deductions from net assets attributed to:		
Benefits paid to participants	6,784,567	5,566,963
Expenses and loan fees (note 1)	14,707	15,165
Total deductions	6,799,274	5,582,128
Net increase	20,286,038	10,082,037
Net assets available for plan benefits at:		
Beginning of year	75,393,199	65,311,162
End of year	$ 95,679,237	$ 75,393,199

See accompanying notes to financial statements.

(1) Description of the Plan

The Roper Employee Voluntary Stock Ownership Plan (the "Plan") is a defined contribution plan sponsored by the Roper Corporation (the "Company"), an affiliate of General Electric Company ("GE"). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Frontier Trust Company (the "Trustee") is the Plan's custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund. Ascensus, Inc. ("Ascensus") is the recordkeeper for the Plan.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Roper Employee Voluntary Stock Ownership Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description ("SPD") and other material distributed to participants.

Employee Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund's estimated liquidity needs.

(b) GE Institutional Money Market Fund – This fund managed by GE Asset Management Incorporated ("GEAM") seeks a high level of current income consistent with the preservation of capital and maintenance of liquidity by investing primarily in short-term, U.S. dollar denominated money market instruments.

(c) GE Institutional Strategic Investment Fund – This fund managed by GEAM seeks maximum total return (total return included both income and capital appreciation) by investing primarily in a combination of U.S. and Non-U.S. equity and debt securities and cash.

(d) American Funds Growth Fund of America – This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratio.

(e) Royce Premier Fund – This fund seeks long-term growth of capital by investing in a limited number of equity securities issued by small companies with stock market capitalization between $500 million and $2.5 billion.

(f) Artio International Equity Fund I – This investment seeks long-term growth of capital. It invests up to 35% of total assets in emerging-market securities and 80% of assets in international equities. This fund was an investment option through January 28, 2013.

(g) First Eagle Global Fund – This fund seeks long-term growth of capital by investing in a wide range of asset classes from markets in the United States and around the world.

(h) Vanguard 500 Index Signal Fund – This fund seeks to track the performance of the S&P 500 Index by investing substantially all of its assets in the stocks that make up the S&P 500 Index. This fund became an investment option on January 28, 2013.

(i) Vanguard Total International Stock Index Fund – This fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developing and emerging markets, excluding the United States. This fund became an investment option on January 28, 2013.

(j) PIMCO Total Return Institutional Fund – This fund seeks maximum total return, consistent with preservation of capital and prudent investment management by investing primarily in a diversified portfolio of fixed income instruments of varying maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants.

Participants may elect to defer up to 14% of their eligible compensation, on a pre-tax or after-tax basis, subject to limitations imposed by law. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age of 50 was generally $17,500 and $17,000 in 2013 and 2012, respectively. For participants who were at least age 50 during the year, the limit was generally $23,000 and $22,500 in 2013 and 2012, respectively.

Employer Contributions

The Plan generally provides for employer matching contributions at a rate of 150% of the employee's pre-tax contributions on the first 2% of compensation and 100% of the employee's pre-tax contributions on the next 5% of compensation. After-tax employee contributions and catch-up contributions are not matched.

The Company may, in its sole discretion, make profit sharing contributions for eligible employees in an amount determined by its board of directors. The contribution would be allocated to participants based on years of service in order to determine the base amount. The Company is not required to make any profit sharing contributions for any plan year. There were no discretionary contributions from the Company in 2013 or 2012.

Vesting

Participants are immediately fully vested in their employee contributions, employer matching contributions, profit sharing contributions and related investment results. Prior to January 1, 1992, participants were subject to a vesting schedule. Employees who terminated employment prior to January 1, 1992 are subject to this vesting schedule.

Forfeitures

As of December 31, 2013 and 2012, forfeited non-vested amounts (including unrealized appreciation) totaled $79 and $28, respectively. No forfeitures were utilized to reduce Company contributions during 2013. In 2012, forfeitures amounting to $25,146 were utilized. Gains on earnings of forfeiture balances were $5 and $81 during 2013 and 2012, respectively. Additions to forfeiture balances were $46 and $18 during 2013 and 2012, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and profit sharing contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The term of any loan is up to 4 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 9 years may be permissible. Loans are secured by the remaining balance in the participant's account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.

Payment of Benefits

Participants' withdrawals are permitted under the plan subject to certain restrictions. Participants are allowed to withdraw all or a portion of their after-tax contributions, including earnings thereon. Generally, before-tax contributions, Company contributions, and rollovers may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from making contributions to the Plan for six months after the hardship distribution.

On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(f)). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(c) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE common stock, registered investment companies and interest-bearing cash.

See note 4 for additional information.

(d) Notes Receivable from Participants

Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(e) Payment of Benefits

Benefit payments are recorded when paid to participants.

(f) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's Trustee out of the respective participant's investment fund's assets.

(g) Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(h) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The fair values of the Plan's investments at December 31, 2013 and 2012 follow.

	2013	2012
GE Common Stock	$ 64,252,188 *	$ 48,958,734 *
Registered Investment Companies:		
GE Institutional Money Market Fund	3,227,302	2,866,599
GE Institutional Strategic Investment Fund	1,911,762	1,437,855
American Funds Growth Fund of America	4,797,329 *	3,269,600
Royce Premier Fund	4,571,926	3,428,650
Artio International Equity Fund I	—	2,849,277
First Eagle Global Fund	5,685,523 *	4,957,262 *
Vanguard 500 Index Signal Fund	882,853	—
Vanguard Total International Stock Index Fund	3,423,197	—
PIMCO Total Return Institutional Fund	3,498,004	4,412,439 *
Total registered investment companies	27,997,896	23,221,682
Interest-Bearing Cash:		
Mid-Atlantic Capital Group	836,301	838,673
Total investments at fair value	$ 93,086,385	$ 73,019,089

* Investments representing more than 5% of the Plan's net assets.

The Plan's investments appreciated during 2013 and 2012 as follows:

	2013	2012
GE Common Stock	$ 18,046,778	$ 8,837,090
Registered Investment Companies	1,629,723	402,520
	$ 19,676,501	$ 9,239,610

(4) Fair Value Measurements

The Plan's investments measured at fair value on a recurring basis at December 31, 2013 follow.

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 64,252,188	$ —	$ —	$ 64,252,188
Registered Investment Companies	27,997,896	—	—	27,997,896
Interest-Bearing Cash	836,301	—	—	836,301
Total investments at fair value	$ 93,086,385	$ —	$ —	$ 93,086,385

The Plan's investments measured at fair value on a recurring basis at December 31, 2012 follow.

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 48,958,734	$ —	$ —	$ 48,958,734
Registered Investment Companies	23,221,682	—	—	23,221,682
Interest-Bearing Cash	838,673	—	—	838,673
Total investments at fair value	$ 73,019,089	$ —	$ —	$ 73,019,089

Transfers in and out of levels are considered to occur at the beginning of the period. There were no transfers during 2013 or 2012.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. Both are included in the fair value measurement table as Level 1 investments.

(5) Risk and Uncertainties

The Plan offers a number of investment options including the GE Common Stock Fund, a variety of investment funds, consisting of registered investment companies. The registered investment companies invest in U.S. equities, international equities, and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of registered investment companies that are advised by GEAM and distributed by GE Investment Distributors, Inc. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company operating expenses, which include expenses paid to GEAM, reduce the respective fund's assets and are reflected in the fund's share/unit price and dividends.

In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, KPMG LLP, the auditor of the Plan's financial statements is also a party in interest as defined by ERISA.

(7) Tax Status

The Internal Revenue Service has notified the Company by a letter dated September 25, 2013 that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has not been amended since that letter was issued.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution and profit sharing contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(8) Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 13, 2014, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

(9) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until offset against plan assets.

A reconciliation of total investments per the financial statements at December 31, 2013 and 2012 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2013	2012
Total investments at fair value per financial statements	$ 93,086,385	$ 73,019,089
Notes receivable from participants	2,008,147	2,023,481
Deemed distributions	(49,442)	(62,355)
Total notes receivable per Form 5500	1,958,705	1,961,126
Total investments per Form 5500	$ 95,045,090	$ 74,980,215

A reconciliation of total deductions to net assets per the financial statements at December 31, 2013 and 2012 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2013	2012
Total deductions from net assets per financial statements	$ 6,799,274	$ 5,582,128
Changes in deemed distributions	(12,913)	(455,582)
Corrective distributions	106,765	94,660
Total expenses per Form 5500	$ 6,893,126	$ 5,221,206

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

As of December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Current value**
*	GE Common Stock	Common stock, 2,292,265 shares	$	64,252,188
*	GE Institutional Money Market Fund	Registered investment company, 3,227,302 shares		3,227,302
*	GE Institutional Strategic Investment Fund	Registered investment company, 146,047 shares		1,911,762
	American Funds Growth Fund of America	Registered investment company, 111,540 shares		4,797,329
	Royce Premier Fund	Registered investment company, 204,927 shares		4,571,926
	First Eagle Global Fund	Registered investment company, 105,640 shares		5,685,523
	Vanguard 500 Index Signal Fund	Registered investment company, 6,247 shares		882,853
	Vanguard Total International Stock Index Fund	Registered investment company, 101,881 shares		3,423,197
	PIMCO Total Return Institutional Fund	Registered investment company, 327,222 shares		3,498,004
*	Mid-Atlantic Capital Group	Interest-bearing cash		836,301
				93,086,385
*	Notes receivable from participants (658 loans with interest rates from 4.25% to 9.25% from 1 month to 5 years)			1,958,705
			$	95,045,090

* Party in interest as defined by ERISA.

** Cost omitted for participant directed investments

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG LLP
515 Broadway
Albany, NY 12207-2974

Consent of Independent Registered Public Accounting Firm

Roper Employee Voluntary Stock Ownership Plan:

We consent to the incorporation by reference in the registration statement (Nos. 333-01953, 333-155587, and 333-158069) on Form S-8 of the General Electric Company of our report dated June 13, 2014, with respect to the statements of net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Roper Employee Voluntary Stock Ownership Plan.

KPMG LLP

Albany, New York
June 13, 2014